Exhibit 99.1

111, Inc. Announces Fourth Quarter and Fiscal Year 2021 Financial Results

SHANGHAI, March 17, 2022 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Highlights

•	Net revenues were RMB3.46 billion (US$543.1 million), representing an increase of 30.9% year-over-year.

•	Gross segment profit (1) increased by 98% year-over-year, with B2B segment profit increasing by 133% year-over-year.

•	Non-GAAP loss from operations (2) was RMB76.9 million (US$12.1 million), compared to RMB112.3million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 2.2% from 4.2% in the same quarter of last year

•	Number of partnerships with pharmaceutical companies increased to 515.

Fiscal Year 2021 Highlights

•	Net revenues were RMB12.4 billion (US$1.95 billion), representing an increase of 51.5% year-over-year.

•	Service revenue increased by 103% year-over-year, with B2B service revenue increasing by 195% year-over-year.

•	Gross segment profit increased by 70% year-over-year and gross segment margin improved from 4.5% to 5.0%, with B2B segment profit increasing by 126% year-over-year.

•	Technology expenses were RMB189.3 million (US$29.7 million), representing an increase of 106% year-over-year. We have made significant investment in technology to build next generation digital platform and obtained a total of 19 patents in China.

•	Cash and cash equivalents, restricted cash and short-term investments at the end of 2021 amounted to RMB 943.2 million (US$148.0 million) as of December 31, 2021.

(1)	Gross segment profit represents net revenues less cost of goods sold.

(2)	Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “We delivered another solid quarter and the results brought us another step closer to profitability. Net revenue increased by 30.9% year-over-year to RMB 3.46 billion, marking the 14th consecutive quarter of year-over-year growth for 111 since the company’s NASDAQ IPO. The B2B segment saw year-over-year revenue and segment profit increases by 34.6% and 132.7%, respectively. Our partnerships with pharmaceutical companies are growing steadily and the direct purchase relationship totalled over 500 by the end of 2021. We are delighted to see that our market coverage from both upstream and downstream is increasing and customer loyalty continues to grow and this is proven by our solid financial results.

Mr. Liu added, “In addition to strong topline growth, our gross segment profit grew 3 times as fast as our revenue in the fourth quarter. Gross segment profit grew by 98% year-over-year, and as a percentage of revenue, our gross segment margins improved to 5.9%. We are especially pleased with the margin improvement for the B2B segment, which as a percentage of revenue, grew from 3.6% in the first quarter of 2021 to 3.8% in the second quarter of 2021, and further to 4.4% in the third quarter of2021 and 5.2% in the fourth quarter of 2021. We expect this momentum to continue as we scale, putting us on a clear path to profitability. Indeed, we were pleased to see continued progress toward achieving that milestone, as demonstrated by the sequential quarter-over-quarter decrease in non-GAAP loss from operation as a percentage of net revenues from 4.1% in the third quarter of 2021 to 2.2% in the fourth quarter of 2021.”

“On full year basis, we have achieved net revenues of RMB12.4 billion with a 51.5% growth year over year, which put us into the 10 Billion Club for the first time. We continued to broaden our revenue mix with service revenue growth by 103% year over year, while the overall gross segment profit achieved 70% growth year over year. We believe that we have achieved our initial strategic target since IPO, which is to rapidly build up suppliers and customers network with competitive pricing in order to achieve reasonable scale to compete in this market. As a matter of fact, we are now directly working with 500+ pharmaceutical companies and serving more than 385,000 retail pharmacies. Our revenue scale has been rapidly expanded 13 times in 4 years from RMB959 million in 2017 to RMB12.4 billion in 2021.”

“We would like our shareholders to recognize that our company has conducted a series of initiatives to achieve margin expansion, as well as to optimize our cost and improve our organizational alignment and the results have been very encouraging. We have significantly improved our operating efficiency while maintaining our competitive edge. Our goal is to reach quarterly break-even at the non-GAAP operating income level in 2022. I am delighted to see that we are moving towards the right direction.”

Fourth Quarter 2021 Financial Results

Net revenues were RMB3.46 billion (US$543.1 million), representing an increase of 30.9% from RMB2.64 billion in the same quarter of last year.

(In thousands RMB)	For the three months ended December 31,

	2020	2021	YoY
B2B Net Revenue
Product	2,462,875	3,312,969	34.5%
Service	11,966	18,424	54.0%

Sub-Total	2,474,841	3,331,393	34.6%

Cost of Products Sold(3)	2,400,672	3,158,837	31.6%

Segment Profit	74,169	172,556	132.7%
Segment Profit %	3.0%	5.2%

(In thousands RMB)	For the three months ended December 31,

	2020	2021	YoY
B2C Net Revenue
Product	161,394	116,285	(27.9%)
Service	6,715	13,173	96.2%

Sub-Total	168,109	129,458	(23.0%)

Cost of Products Sold	138,724	97,330	(29.8%)

Segment Profit	29,385	32,128	9.3%
Segment Profit %	17.5%	24.8%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.6 billion (US$559.5 million), representing an increase of 27.9% from RMB2.8 billion in the same quarter of last year.

•	Cost of products sold was RMB3.3 billion (US$511.0 million), representing an increase of 28.2% from RMB2.5 billion in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 34.5% from the same quarter last year.

•	Fulfillment expenses were RMB104.9 million (US$16.5 million), representing an increase of 50.8% from RMB69.6 million in the same quarter of last year. Fulfillment expenses accounted for 3.0% of net revenues this quarter as compared to 2.6% in the same quarter of last year. We continued to expand the capacity of our fulfillment centers to support future business growth.

•	Selling and marketing expenses were RMB125.3 million (US$19.7 million), representing an increase of 5.8% from RMB118.4 million in the same quarter of last year. As a percentage of net revenues, selling and marketing expense further reduced to 3.6% in the quarter from 4.5% in the same quarter of last year.

•	General and administrative expenses were RMB50.4 million (US$7.9 million), representing an increase of 58.5% from RMB31.8 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB15.9 million for the quarter and RMB1.1 million for the same quarter last year, respectively, general and administrative expenses as a percentage of net revenues, accounted for 1.0% in the quarter as compared to 1.2% in the same quarter of last year.

•	Technology expenses were RMB30.9 million (US$4.8 million), compared with RMB30.7 million in the same quarter of last year. As a percentage of net revenues, technology expenses reduced to 0.9% this quarter from 1.2% in the same quarter of last year.

Loss from operations was RMB104.7 million (US$16.4 million), compared to RMB144.7 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 3.0% in the quarter from 5.5% in the same quarter of last year.

Non-GAAP loss from operations was RMB76.9 million (US$12.1 million), compared to RMB112.3million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 2.2% in the quarter from 4.2% in the same quarter of last year.

Net loss was RMB101.7 million (US$16.0 million), compared to RMB137.4 million in the same quarter of last year. As a percentage of net revenues, net loss decreased to 2.9% in the quarter from 5.2% in same quarter of last year.

Non-GAAP net loss (4) was RMB73.9 million (US$11.6 million), compared to RMB105.0 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss decreased to 2.1% in the quarter from 4.0% in same quarter of last year.

Net loss attributable to ordinary shareholders was RMB111.3 million (US$17.5 million), compared to RMB130.6 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 3.2% in the quarter from 4.9% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB83.5 million (US$13.1 million), compared to RMB98.2 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 2.4% in the quarter from 3.7% in same quarter of last year.

(4) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the fourth quarter and fiscal year ended December 31, 2021, non-GAAP net loss is used as a more meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

Fiscal Year 2021 Financial Results

Net revenues were RMB12.4 billion (US$1.95 billion), representing an increase of 51.5% from RMB8.2 billion last year.

As of December 31, 2021, the Group had two reporting segments, Business to Business (“B2B”) and Business to Consumer (“B2C”). Revenue contribution from the Company’s E-Channel was previously disclosed as a separate segment, but has been incorporated in the B2B segment since the third quarter of 2020.

(In thousands RMB)	For the year ended December 31,

	2020	2021	YoY
B2B Net Revenue
Product	7,490,449	11,839,850	58.1%
Service	21,442	63,301	195.2%

Sub-Total	7,511,891	11,903,151	58.5%

Cost of Products Sold	7,285,327	11,391,474	56.4%

Segment Profit	226,564	511,677	125.8%
Segment Profit %	3.0%	4.3%

(In thousands RMB)	For the year ended December 31,

	2020	2021	YoY
B2C Net Revenue
Product	666,223	491,855	(26.2%)
Service	25,043	30,896	23.4%

Sub-Total	691,266	522,751	(24.4%)

Cost of Products Sold	551,998	413,333	(25.1%)

Segment Profit	139,268	109,418	(21.4%)
Segment Profit %	20.1%	20.9%

Operating costs and expenses were RMB13.1 billion (US$2.1 billion), representing an increase of 50.6% from RMB8.7 billion last year.

•	Cost of products sold was RMB11.8 billion (US$1.9 billion), representing an increase of 50.6% from RMB7.8 billion last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 58.1% from last year.

•	Fulfillment expenses were RMB355.8 million (US$55.8 million), representing an increase of 56.8% from RMB226.9 million last year. Fulfillment expenses accounted for 2.9% of net revenues this year as compared to 2.8% last year. We continued to expand the capacity of our fulfillment centers to support future business growth.

•	Selling and marketing expenses were RMB513.1 million (US$80.5 million), representing an increase of 28.4% from RMB399.6 million last year, mainly due to increase in the number of sales staffs and expenses associated with the expansion of the B2B business. As a percentage of net revenues, selling and marketing expense further reduced to 4.1% this year from 4.9% last year.

•	General and administrative expenses were RMB207.0 million (US$32.5 million), representing an increase of 61.4% from RMB128.2 million last year. Excluding the share-based compensation expenses of RMB69.7 million this year and RMB22.7 million last year, respectively, general and administrative expenses as a percentage of net revenues, accounted for 1.1% this year as compared to 1.3% last year.

•	Technology expenses were RMB189.3 million (US$29.7 million), representing an increase of 105.6% from RMB92.1 million last year, mainly due to our increased investments in technology solutions and infrastructure. Technology expenses accounted for 1.5% of net revenues this year as compared to 1.1% last year.

Loss from operations was RMB642.1 million (US$100.8 million), compared to RMB473.3 million last year. As a percentage of net revenues, loss from operations decreased to 5.2% this year from 5.8% last year.

Non-GAAP loss from operations was RMB496.5 million (US$77.9 million), compared to RMB397.6 million last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 4.0% this year from 4.8% last year.

Net loss was RMB621.0 million (US$97.5 million), compared to RMB467.1 million last year. As a percentage of net revenues, net loss decreased to 5.0% this year from 5.7% last year.

Non-GAAP net loss was RMB475.4 million (US$74.6 million), compared to RMB391.4 million last year. As a percentage of net revenues, non-GAAP net loss decreased to 3.8% this year from 4.8% last year.

Net loss attributable to ordinary shareholders was RMB669.8 million (US$105.1 million), compared to RMB456.5 million last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 5.4% this year from 5.6% last year.

Non-GAAP net loss attributable to ordinary shareholders was RMB524.2 million (US$82.3 million), compared to RMB380.8 million last year. The increase was mainly caused by accretion for probable redemption of redeemable non-controlling interest in the future. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 4.2% this year from 4.6% last year.

As of December 31, 2021, the Company has cash and cash equivalents, restricted cash and short-term investments of RMB943.2 million (US$148.0 million), compared to RMB1.6 billion as of December 31, 2020.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, March 17, 2022 (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

Registration Link: http://apac.directeventreg.com/registration/event/7366837

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until March 24, 2022, 8:59 ET on:

China: 4006322162

United States: +1-855-452-5696

International: +61-2-8199-0299

Conference ID: 7366837

A live and archived webcast of the conference call will be available on the Investor Relations section of 111's website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2021.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of	As of
	December
	31, 2020	December 31, 2021
ASSETS	RMB	RMB	US$

Current Assets:
Cash and cash equivalents	1,189,620	661,390	103,787
Restricted cash	128,914	99,282	15,580
Short-term investments	300,167	182,556	28,647
Accounts receivable, net	163,094	404,469	63,470
Note Receivable	12,583	90,734	14,238
Inventories	766,529	1,121,107	175,926
Prepayments and other current assets	311,797	242,199	38,006
Total current assets	2,872,704	2,801,737	439,654
Property and equipment	43,439	80,254	12,594
Intangible assets	6,517	4,909	770
Long-term investments	140	3,000	471
Other non-current assets	5,061	22,086	3,465
Operating lease right-of-use asset	98,628	233,847	36,696
Total Assets	3,026,489	3,145,833	493,650

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the
Company
Short-term borrowings	229,250	259,658	40,746
Accounts payable	1,073,352	1,394,252	218,789
Accrued expense and other current liabilities	327,118	476,068	74,705
Total Current liabilities	1,629,720	2,129,978	334,240
Long-term operating lease liabilities	62,388	165,614	25,988
Other non-current liabilities	3,736	1,536	241
Total Liabilities	1,695,844	2,297,128	360,469

Mezzanine Equity
Redeemable non-controlling interests	924,245	1,000,849	157,055

Shareholders' Equity (deficit)
Ordinary shares Class A	30	31	5
Ordinary shares Class B	25	25	4
Treasury shares	(34,972)	(40,859)	(6,412)
Additional paid-in capital	2,669,279	2,817,789	442,173
Accumulated deficit	(2,339,868)	(3,009,678)	(472,284)
Accumulated other comprehensive income	62,911	59,371	9,317
Total shareholders' equity (deficit)	357,405	(173,321)	(27,197)
Non-controlling interest	48,995	21,177	3,323
Total equity (deficit)	406,400	(152,144)	(23,874)
Total liabilities, mezzanine equity and equity (deficit)	3,026,489	3,145,833	493,650

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	2,642,950	3,460,851	543,083	8,203,157	12,425,902	1,949,895
Operating Costs and expenses:
Cost of products sold	(2,539,396)	(3,256,167)	(510,964)	(7,837,325)	(11,804,807)	(1,852,432)
Fulfillment expenses	(69,550)	(104,876)	(16,457)	(226,930)	(355,836)	(55,838)
Selling and marketing expenses	(118,408)	(125,334)	(19,668)	(399,610)	(513,146)	(80,524)
General and administrative expenses	(31,776)	(50,351)	(7,901)	(128,226)	(206,981)	(32,480)
Technology expenses	(30,686)	(30,883)	(4,846)	(92,080)	(189,284)	(29,703)
Other operating income, net	2,143	2,065	324	7,703	2,012	316
Total Operating costs and expenses	(2,787,673)	(3,565,546)	(559,512)	(8,676,468)	(13,068,042)	(2,050,661)
Loss from operations	(144,723)	(104,695)	(16,429)	(473,311)	(642,140)	(100,766)
Interest income	2,219	1,559	245	6,312	9,776	1,534
Interest expense	(2,614)	(1,649)	(259)	(8,817)	(5,488)	(861)
Foreign exchange gain, net	6,218	1,563	245	5,547	1,937	304
Other Income, net	1,519	1,478	232	3,161	14,890	2,337
Loss before income taxes	(137,381)	(101,744)	(15,966)	(467,108)	(621,025)	(97,452)
Income tax expense	-	-	-	-	-	-
Net Loss	(137,381)	(101,744)	(15,966)	(467,108)	(621,025)	(97,452)
Net Loss attributable to non-controlling interest	6,757	4,535	712	10,575	27,819	4,365
Net Loss attributable to redeemable non-controlling interest	-	9,253	1,452	-	56,766	8,908

Accretion of redeemable non-controlling interest	-	(23,390)	(3,670)	-	(133,370)	(20,929)

Net Loss attributable to ordinary shareholders	(130,624)	(111,346)	(17,472)	(456,533)	(669,810)	(105,108)
Other comprehensive income (loss), net of tax of nil
Unrealized gains of available-for-sale securities	1,197	2,255	354	1,137	8,312	1,304
Realized loss of available-for-sale debt securities	(970)	(2,159)	(339)	(970)	(7,801)	(1,224)
Foreign currency translation adjustments	(18,435)	(3,298)	(517)	(13,697)	(4,051)	(635)
Comprehensive loss	(148,832)	(114,548)	(17,974)	(470,063)	(673,350)	(105,663)
Loss per share:
Basic and diluted	(0.79)	(0.67)	(0.11)	(2.77)	(4.04)	(0.63)
Loss per ADS:
Basic and diluted	(1.58)	(1.34)	(0.22)	(5.54)	(8.08)	(1.26)
Weighted average number of shares used in computation of loss per share
Basic and diluted	165,142,152	166,086,161	166,086,161	164,786,631	165,866,901	165,866,901

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

Net cash used in operating activities	(156,083)	(267,242)	(41,936)	(116,777)	(641,936)	(100,733)
Net cash (used in) provided by investing activities	(216,323)	187,007	29,345	(324,669)	60,138	9,437

Net cash provided by financing activities	573,662	143,327	22,491	1,070,407	27,438	4,306
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	4,337	(2,749)	(430)	(8,149)	(3,502)	(550)
Net increase (decrease) in cash and cash equivalents, and restricted cash	205,593	60,343	9,470	620,812	(557,862)	(87,540)
Cash and cash equivalents, and restricted cash at the beginning of the period	1,112,941	700,329	109,897	697,722	1,318,534	206,907
Cash and cash equivalents, and restricted cash at the end of the period	1,318,534	760,672	119,367	1,318,534	760,672	119,367

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

Loss from operations	(144,723)	(104,695)	(16,429)	(473,311)	(642,140)	(100,766)
Add: Share-based compensation expenses	32,417	27,798	4,362	75,695	145,593	22,847
Non-GAAP loss from operations	(112,306)	(76,897)	(12,067)	(397,616)	(496,547)	(77,919)

Net Loss	(137,381)	(101,744)	(15,966)	(467,108)	(621,025)	(97,452)
Add: Share-based compensation expenses, net of tax	32,417	27,798	4,362	75,695	145,593	22,847
Non-GAAP net Loss	(104,964)	(73,946)	(11,604)	(391,413)	(475,432)	(74,605)

Net loss attributable to ordinary shareholders	(130,624)	(111,346)	(17,472)	(456,533)	(669,810)	(105,108)
Add: Share-based compensation expenses, net of tax	32,417	27,798	4,362	75,695	145,593	22,847
Non-GAAP net loss attributable to ordinary shareholders	(98,207)	(83,548)	(13,110)	(380,838)	(524,217)	(82,261)

Loss per ADS: Basic and diluted	(1.58)	(1.34)	(0.22)	(5.54)	(8.08)	(1.26)
Add: Share-based compensation expenses per ADS, net of tax	0.39	0.34	0.06	0.92	1.76	0.28
Non-GAAP Loss per ADS	(1.19)	(1.00)	(0.16)	(4.62)	(6.32)	(0.98)